UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

January 25, 2023

SPREE ACQUISITION CORP. 1 LIMITED

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41172	N/A
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

1922 Wildwood Place NE,
Atlanta, GA	30324
(Address of Principal Executive Offices)	(Zip Code)

(470) 223-0227

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class registered	Trading Symbol(s)	Name of each exchange on which

Units, each consisting of one Class A ordinary share and one-half of a redeemable warrant	SHAPU	New York Stock Exchange

Class A ordinary shares, par value $0.0001 per share	SHAP	New York Stock Exchange

Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SHAPW	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to Business Combination Agreement

On January 25, 2023, Spree Acquisition Corp. 1 Limited (“Spree”) entered into Amendment No. 1 (the “Amendment”) to the Business Combination Agreement (the “Agreement”), dated October 29, 2022, by and between Spree and WHC Worldwide, LLC, a Missouri limited liability company doing business as zTrip® (“WHC LLC”).

The Amendment provides that Spree and its sponsor, Spree Operandi U.S. LP and its wholly-owned subsidiary, Spree Operandi, LP (collectively, “Spree Sponsor”), will have the right to approve (such approval not to be unreasonably withheld) the identity of one (instead of two, as previously provided under the Agreement) of the independent directors (as determined based on the listing rules of the New York Stock Exchange and Rule 10A-3 of the Exchange Act) of WHC Worldwide, Inc. (“WHC Inc.”, which will serve as the publicly listed combined company following the business combination) to be designated by WHC LLC.

As part of the Amendment, Spree and WHC LLC also modified the prospective form of certificate of incorporation (the “Prospective Charter”) of WHC Inc., which Prospective Charter will be effective upon Spree’s transfer by way of continuation from the Cayman Islands to the State of Delaware, its domestication as a Delaware corporation and its being renamed “WHC Worldwide, Inc.” As modified, the Prospective Charter will provide that for the initial 18 months following the closing of the business combination, each record holder of WHC Inc. Class X Common Stock will be entitled to five votes per share (instead of one vote per share under the original version of the Prospective Charter attached as an exhibit to the Agreement) on all matters on which stockholders generally are entitled to vote. Following that 18-month period, the voting power of the WHC Inc. Class X Common Stock will be reduced to one vote per share. As provided under the Prospective Charter, the WHC Inc. Class X Common Stock will not be entitled to any economic rights, which term remains unmodified from the original version of the Prospective Charter.

An additional element of the Amendment addresses the cash earn-out payment of $10 million that was to be payable to William M. George, Chief Executive Officer of WHC LLC (the “WHC LLC CEO”) if the aggregate transaction proceeds in the combined company at the closing of the business combination are in excess of $70 million, subject to written consent of the PIPE investors in any combined company financings prior to or at the closing. Under the Agreement, that $10 million earn-out payment was to be made to the WHC LLC CEO individually. Under the Amendment, that payment will instead be made to WHC LLC and will be distributed by WHC LLC to the holders of its post-closing Class B common units on a pro-rata basis (based on their respective ownership of pre-closing WHC LLC limited liability company membership interests), in accordance with the terms of the modified prospective post-closing WHC LLC second amended and restated limited liability company agreement (the “Prospective Second A&R LLC Agreement”).

The foregoing descriptions of the Amendment, the modified Prospective Charter and the modified Prospective Second A&R LLC Agreement are qualified in their entirety by the terms and conditions of the Amendment, the modified Prospective Charter and the modified Prospective Second A&R LLC Agreement. A copy of the Amendment is attached hereto as Exhibit 2.1. The modified Prospective Charter and modified Prospective Second A&R LLC Agreement that serve as Exhibit D and Exhibit F, respectively, to the Agreement are included as part of Exhibit 2.1.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1	Amendment No. 1, dated as of January 25, 2023, to Business Combination Agreement (the “Agreement”), dated as of October 29, 2022, by and between Spree Acquisition Corp. 1 Limited and WHC Worldwide, LLC (including modified versions of the Certificate of Incorporation of WHC Worldwide, Inc. and the Second Amended and Restated Limited Liability Company Agreement of WHC Worldwide, LLC, serving as Exhibits D and F, respectively, to the Agreement)
104	Cover Page Interactive Date File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 25, 2023

SPREE ACQUISITION CORP. 1 LIMITED

By:	/s/ Shay Kronfeld
Name:	Shay Kronfeld
Title:	Chief Financial Officer

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